news release

ArcelorMittal and BHP Billiton terminate discussions to combine assets in Liberia and Guinea

Luxembourg, 8 September 2010 (13:00 CET) – ArcelorMittal and BHP Billiton today jointly announced that they have ended preliminary discussions to combine the two companies’ iron ore mining and infrastructure interests in Liberia and Guinea into a single joint venture. The companies were unable to reach a commercial agreement.

ArcelorMittal will continue to develop its operations and iron ore interests in Liberia independently and is excited by the potential of this business. The first phase of the project is under construction with Direct Shipping Ore (DSO) production expected in the second half of 2011.